UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                                   (Mark One)

          [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                     EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                   For the fiscal year ended December 31, 2000

                                       OR

        [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                     EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                        For the transition period from      to

                         Commission file number 0-15279


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           GENERAL COMMUNICATION, INC.
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           GENERAL COMMUNICATION, INC.
                         2550 Denali Street, Suite 1000
                             Anchorage, Alaska 99503

                                      INDEX

                           GENERAL COMMUNICATION, INC.
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

                                    FORM 11-K

                      FOR THE YEAR ENDED DECEMBER 31, 2000


                                                                       Page No.
                                                                       --------
Independent Auditors' Report dated June 15, 2001..........................3

Statements of Net Assets Available for Plan Benefits at
  December 31, 2000 and 1999..............................................4

Statements of Changes in Net Assets Available for
  Plan Benefits for the Years Ended December 31,
  2000, 1999 and 1998.....................................................5

Notes to Financial Statements.............................................6

Supplemental Schedule I - Schedule of Assets Held
  for Investment Purposes at End of Year.................................14

Supplemental Schedule II - Schedule of Reportable Transactions ..........15

Consent of Independent Auditors..........................................16

Signature................................................................17

                          INDEPENDENT AUDITORS' REPORT



The Plan Trustees
General Communication, Inc. Qualified
   Employee Stock Purchase Plan


We have audited the accompanying statements of net assets available for plan benefits of General Communication, Inc. Qualified Employee Stock Purchase Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of General Communication, Inc. Qualified Employee Stock Purchase Plan as of December 31, 2000 and 1999, and the changes in those net assets available for plan benefits for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                               /s/
                                               KPMG LLP

Anchorage, Alaska
June 15, 2001

                                                         GENERAL COMMUNICATION, INC.
                                                    QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
                                             Statements of Net Assets Available for Plan Benefits
                                                          December 31, 2000 and 1999

                                                                               2000              1999
                                                                          --------------    --------------
         Cash and cash equivalents                                       $          150           337,821
                                                                          --------------    --------------
         Investments, at fair value:
           Common stock                                                      30,139,688        16,415,045
           Mutual funds                                                       3,908,513         3,351,201
           Common/collective trust                                              228,069               ---
           Participant loans                                                    536,638           513,633
                                                                          --------------    --------------
                                                                             34,812,908        20,279,879
                                                                          --------------    --------------
         Contributions receivable:
           Employee                                                             118,475           114,804
           Employer                                                             657,957         1,033,353
                                                                          --------------    --------------
                                                                                776,432         1,148,157

         Investment income receivable                                             1,517           246,708
                                                                          --------------    --------------
              Net assets available for plan benefits                     $   35,591,007        22,012,565
                                                                          ==============    ==============

         See accompanying notes to financial statements.


                                                            GENERAL COMMUNICATION, INC.
                                                      QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
                                          Statements of Changes in Net Assets Available for Plan Benefits
                                                   Years Ended December 31, 2000, 1999 and 1998

                                                                          2000               1999               1998
                                                                    ---------------    ---------------    ---------------
Contributions:
    Employee                                                       $    3,522,784          2,837,435          2,654,679
    Employer                                                            2,783,038          2,466,869          2,327,352
                                                                    ---------------    ---------------    ---------------
                                                                        6,305,822          5,304,304          4,982,031
                                                                    ---------------    ---------------    ---------------
Investment income:
    Interest income                                                        56,013             57,134             56,821
    Dividend income                                                       383,306             69,365             50,604
    Net appreciation (depreciation) in fair value of investments        8,232,832          1,091,334         (6,100,226)
                                                                    ---------------    ---------------    ---------------
                                                                        8,672,151          1,217,833         (5,992,801)
                                                                    ---------------    ---------------    ---------------
       Increase (decrease) in net assets available for plan
         benefits                                                      14,977,973          6,522,137         (1,010,770)

Employee withdrawals                                                    1,399,531          1,527,547            594,190
                                                                    ---------------    ---------------    ---------------
       Net increase (decrease) in net assets available for plan
         benefits                                                      13,578,442          4,994,590         (1,604,960)

Net assets available for plan benefits at beginning of period          22,012,565         17,017,975         18,622,935
                                                                    ---------------    ---------------    ---------------

       Net assets available for plan benefits at end of period     $   35,591,007         22,012,565         17,017,975
                                                                    ===============    ===============    ===============

See accompanying notes to financial statements.

                           GENERAL COMMUNICATION, INC
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
                          Notes to Financial Statements

(1)      Description of Plan
         The following description of the General Communication, Inc. Qualified Employee Stock Purchase Plan ("Plan") provides general information only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

            General
            The Plan is a defined contribution plan covering employees of General Communication, Inc. ("GCI") and affiliated companies (collectively, the "Company") who have completed one year of service, as defined in the Plan document. Affiliated companies include GCI, GCI's wholly-owned subsidiary GCI, Inc., GCI, Inc.'s wholly-owned subsidiary GCI Holdings, Inc., GCI Holdings, Inc.'s wholly-owned subsidiaries GCI Communication Corp., GCI Cable, Inc. and GCI Transport Co., Inc., GCI Transport Co., Inc.'s wholly-owned subsidiaries GCI Satellite Co., Inc., GCI Fiber Co., Inc. and Fiber Hold Company, Inc. and GCI Fiber Co., Inc.'s and Fiber Hold Company, Inc.'s wholly-owned partnership Alaska United Fiber System Partnership.

            Contributions
            The Plan provides for a qualified cash or deferred arrangement as defined in Section 401(k) of the Internal Revenue Code of 1986 ("Code"). A participant may elect the following methods to make employee contributions:

               (1) Salary Reduction Contributions which will not be included in the participant's current earnings for federal income tax purposes but rather are taxable upon distribution or,

               (2) Non-qualified Voluntary Contributions ("after-tax
                   contributions") which will be included in the participant's current earnings for federal income tax purposes and are not taxable upon distribution.

            Eligible employees of the Company may elect to reduce their compensation in any amount up to 10% of such compensation subject to a maximum of $10,500 in 2000 and $10,000 in 1999 and 1998; they may contribute up to 10% of their compensation with after-tax dollars; or they may elect a combination of salary reduction and after-tax contributions. The Company may match employee salary reduction and after-tax contributions in any amount determined by the Company's Board of Directors each year, but not more than 10% of any one employee's compensation will be matched in any pay period. All matching contributions are invested in GCI Class A or Class B common stock. The combination of salary reduction, after-tax, forfeited and matching contributions cannot exceed the lesser of 25% of any employee's compensation (determined after salary reduction) for any year, or $30,000. Compensation considered for all Plan purposes is subject to a compensation ceiling of $170,000 for 2000 and $160,000 in 1999 and 1998.

            Employee contributions invested in GCI Class A and Class B common stock may receive up to 100% matching, as determined by the Company's Board of Directors each year, in GCI Class A and Class B common stock. Employee contributions invested in other than GCI Class A and Class B common stock may receive up to 50% matching, as determined by the Company's Board of Directors each year, in GCI Class A and Class B common stock.

            Matching amounts contributed to the Plan by the Company are not taxed to the employee until distribution upon retirement, hardship or termination of employment. Plan earnings are taxable to the employee either upon distribution or, in the case of GCI common stock distributions, upon eventual disposition of the stock.



                                       6                             (Continued)

                           GENERAL COMMUNICATION, INC
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
                          Notes to Financial Statements

            Participant Accounts
            Each participant account is credited with the participant's contributions, employer matching contributions, allocations of Plan earnings and forfeitures. Plan earnings are allocated quarterly. Earnings of assets other than GCI Class A and Class B common stock are allocated based on the participant's weighted average account balance (excluding GCI common stock) as a proportion of total weighted average account balances (excluding GCI common stock) during the calendar quarter. Earnings on Company common stock are allocated to the accounts holding such GCI common stock, based upon the number of shares held by each participant account at the end of the calendar quarter.

            Vesting
            A participant's interest in his or her Salary Reduction Contributions and Non-qualified Voluntary Contributions is always fully vested and is not subject to forfeiture.

            The participant's interest in the Company matched portion of their account ("Matching Account") is vested based upon years of service with the Company (as defined in the Plan document), in accordance with the following schedule:

                                   Years of Service          Vested Percentage
                          ------------------------------- ---------------------
                          Less than 1                                0%
                          1 or more but less than 2                 20%
                          2 or more but less than 3                 30%
                          3 or more but less than 4                 45%
                          4 or more but less than 5                 60%
                          5 or more but less than 6                 80%
                          6 or more                                100%

            Any portion of a participant's account which is forfeitable shall be forfeited on the earlier of the date a terminated participant receives a distribution or the date on which the participant experiences five consecutive one-year breaks in service (as defined in the Plan document).

            A participant's interest in the Company Matching Account fully vests without regard to the number of years of service when the participant, while still employed: (i) attains Normal Retirement Age (as defined in the Plan document) and retires under the terms of the Plan; (ii) dies, or (iii) becomes totally and permanently disabled. A participant's interest in the Company Matching Account fully vests upon the termination or partial termination of the Plan or upon complete discontinuance of Company contributions.

            If a participant terminates participation for any reason other than attainment of Normal Retirement Age and retirement, death or disability while any portion of his or her account in the Plan is forfeitable, and receives a distribution of his or her vested account balance attributable to Company matching contributions not later than the close of the second Plan year following the Plan year in which participation terminated, then upon becoming an eligible employee, the participating employee will have the right to repay the distribution to the Plan in accordance with Plan provisions. The shares of that participating employee's account previously forfeited will be restored.

            Forfeitures
            If a participating employee terminates participation for any reason other than attainment of Normal Retirement Age and retirement, death or disability, that portion of his or her account attributable to Company matching contributions which has not vested will be forfeited. All



                                       7                             (Continued)

                           GENERAL COMMUNICATION, INC
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
                          Notes to Financial Statements

            amounts so forfeited will be allocated along with the employer matching contribution to the remaining participating employees during the first calendar quarter after the end of the year in which the forfeitures occur.

            Participant Loans
            Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to
            (from) the appropriate investment fund from (to) the participant's loan. Loan terms range from 1-5 years. Loans are secured by the vested balance in the participant's account and earn interest at a fixed rate calculated at the loan date. The fixed rate for loans through June 30, 2000 was calculated using National Bank of Alaska's prime rate plus 2%. Loans entered into after June 30, 2000 bear interest at the Wall Street Journal's prime rate at loan date plus 2%. Principal and interest is paid ratably through semi-monthly payroll deductions.

(2)      Summary of Significant Accounting Policies
         The Plan financial statements are based on the accrual method of accounting in accordance with generally accepted accounting principles. Plan investments are stated at fair value.

         In preparing the financial statements, the Plan administrator is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and additions and deductions to (from) net assets for the period. Actual results could differ from those estimates and assumptions.

         At December 31, 2000 the fair values of GCI Class A common stock, WorldCom common stock, Liberty Media Group Class A tracking stock, TCI Satellite Entertainment, Inc. Series A common stock and AT&T common stock are based on the average of the closing bid and ask prices as listed on the National Association of Securities Dealers Automated Quotation (NASDAQ) National Market System. GCI Class B common stock is traded on the Over-the-Counter market. GCI Class B common stock is convertible share-for-share into GCI Class A common stock and is valued based on Over-the-Counter activity. Mutual fund investments are carried at fair value, as determined by individual fund management, based upon quoted market prices.

         At December 31, 1999 the fair value of GCI Class A and Class B common stock; MCI WorldCom common stock; and Liberty Media Group Class A tracking stock, TCI Satellite Entertainment, Inc. Series A common stock and AT&T common stock was based on the average of the closing bid and ask prices as listed on the NASDAQ.

         The Common/Collective Trust invests primarily in money market instruments, US Government agency obligations, and investment contracts. The Plan's ownership in the Common/Collective Trust is carried at fair value based on the investment's net asset value per unit. Money market instruments and US Government agency obligations in the Common/Collective Trust are valued at amortized cost. The investment contracts in the Common/Collective Trust are carried at either contract value, which approximates fair value, because certain contracts are fully benefit responsive, or at contract book value which approximates amortized cost.

         Purchases and sales of securities are recorded on a trade-date basis.

         Reclassifications have been made to the 1998 financial statements to make them comparable with the 1999 and 2000 presentation.



                                       8                             (Continued)

                           GENERAL COMMUNICATION, INC
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
                          Notes to Financial Statements

(3)      Administration of Plan Assets
         The Heintzberger Company was recordkeeper for the Plan and National Bank of Alaska was trustee for the Plan through June 30, 2000. Effective July 1, 2000, the Plan transferred all of the plan assets to Merrill Lynch who became the recordkeeper and trustee at that time. Administrative expenses related to the Plan are paid directly by the Company to the recordkeeper and the trustee. Company employees continue to provide administrative support to the Plan but no employee receives compensation from the Plan.

(4)      Amendment or Termination
         The Company's Board of Directors has reserved the right to amend or terminate the Plan. No amendment may reduce the accrued benefits of any participant or give the Company any interest in the trust assets of the Plan. In the event of termination of the Plan, a participant with respect to the Plan becomes fully vested in his or her Company Matching Account.

         In June 1998 the Plan was amended and restated effective January 1998 requiring all hardship withdrawals be made only in a cash lump sum and allowing hardship withdrawals of rollover contributions without the temporary suspension of participant contributions and without the requirement that the participant exhaust all other resources prior to obtaining a hardship withdrawal of rollover contributions.

(5)      Cash and Cash Equivalents
         Cash and cash equivalents includes restricted cash of $138,080 at December 31, 1999 held primarily in an interest bearing certificate of deposit. This cash was restricted by participants from use in purchasing stock or other investments. At December 31, 2000 these restricted account balances total $144,938 and are invested in the Common/Collective Trust.

(6)      Investments
         Investment choices offered to Plan participants through June 30, 2000 were as follows:
              Common Stock:
              - GCI Class A and Class B common stock.

              - WorldCom common stock - prior to September 14, 1998 the Plan allowed participants to invest in MCI Communications Corp. (MCI) Class A common stock. On September 14, 1998 WorldCom, Inc. acquired MCI and subsequently converted each share of MCI Class A common stock into WorldCom common stock.

              - AT&T common stock - includes shares of Liberty Media Group Class
                A tracking stock, AT&T common stock and TCI Satellite Entertainment, Inc. Series A common stock. Prior to March 15, 1999 the Plan allowed participants to invest in TCI Group Series A common stock. On March 15, 1999 AT&T merged with TCI and subsequently converted each share of TCI Group Series A common stock into 0.7757 share of AT&T common stock. Prior to March 23, 1999 the Plan allowed participants to invest in TCI Series A Ventures Group common stock. On March 23, 1999 Liberty Media Group acquired TCI Ventures Group and subsequently converted each share of TCI Series A Ventures Group common stock into 0.52 share of Liberty Media Group Class A tracking stock.

              Mutual Funds:
              - Fidelity Puritan Fund - a mutual fund seeking high income with preservation of capital by investing in a broadly diversified portfolio of securities.



                                       9                             (Continued)

                           GENERAL COMMUNICATION, INC
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
                          Notes to Financial Statements

              - Heartland Value Fund - a mutual fund seeking long-term capital appreciation through investment in small company stocks selected on a value basis.

              - Meridian Fund - a mutual fund seeking long-term growth of capital through investments in small and medium sized companies considered to be experiencing above-average growth in revenues and earnings.

              - Neuberger Berman Guardian Fund - a mutual fund seeking primarily capital appreciation and secondarily current income through investment in a large number of common stocks of long-established, high quality companies.

              - Vanguard Short-term Corporate Fund - a mutual fund seeking to provide investors with a high level of income consistent with maintenance of principle and liquidity with primary investments in investment grade corporate debt securities, federal, state and municipal agency obligations, certificates of deposit and commercial paper.

              - Vanguard 500 Index - a mutual fund seeking to match the
                performance of a benchmark index that measures the investment return of the overall stock market.

              - Janus Worldwide Fund - a mutual fund seeking long-term growth of capital by investing primarily in common stocks of companies of any size throughout the world.


         Effective July 1, 2000, Plan participants were offered the following investment choices:

              Common Stock:
              - GCI Class A and Class B common stock.

              - WorldCom common stock

              - AT&T common stock

              Common/Collective Trust:
              - Merrill Lynch Retirement Preservation Trust - a collective trust seeking preservation of income by investing in a broadly diversified portfolio of Guaranteed Investment Contracts, U.S. government agency securities, and high-quality money market securities.

              Mutual Funds:
              - Alger Growth Retirement Portfolio - a mutual fund seeking long-term capital appreciation through investment in the equity securities of large companies.

              - Mercury Total Return Bond Fund - a mutual fund seeking to maximize long-term total return through investment in bonds of varying maturities with a portfolio duration of two to eight years.

              - Oakmark Select Fund - a mutual fund seeking long-term capital appreciation through investment in a non-diversified portfolio of common stocks of U.S. companies considered priced significantly below anticipated long-term value.

              - Dreyfus Founders Discovery Fund - a mutual fund seeking capital appreciation through investment in small and relatively unknown companies with high growth potential.



                                       10                            (Continued)

                           GENERAL COMMUNICATION, INC
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
                          Notes to Financial Statements

              - Merrill Lynch Basic Value Fund - a mutual fund seeking primarily capital appreciation and secondarily income through investment in securities considered undervalued.

              - PIMCO Innovation Fund - a mutual fund seeking capital
                appreciation through investment in companies utilizing new innovative technologies to gain a strategic competitive advantage in their industry, and companies that provide and service those technologies.

              - Van Kampen Aggressive Growth Fund - a mutual fund seeking capital growth through investments in primarily small and medium sized companies considered to have above-average potential for capital growth.

              - Merrill Lynch S&P 500 Index Fund - a mutual fund seeking to match the performance of the Standard & Poor's 500 Composite Stock Price Index through investment in similar proportions of common stocks represented in the S&P 500.

              - State Street Research Aurora Fund - a mutual fund seeking high total return, primarily capital appreciation, through investments in small company value stocks.

              - AIM International Equity Fund - a mutual fund seeking long-term capital growth through investments in marketable equity securities of foreign companies traded on the foreign securities exchange or over-the-counter market.

              - Oppenheimer Quest Balanced Value Fund - a mutual fund seeking primarily capital growth and secondarily income through investments in common stock of U.S. companies considered undervalued, equity secu2000es, 1999 and corporate and government bonds.

         At December 31, 2000 and 1999 the GCI Class A and Class B common stock price was $7.00 and $4.3750, respectively.

         Investments which represent 5% or more of the Plan's net assets at
         December 31, 2000 and 1999 follow (partially nonparticipant-directed, see note 7):
                                                            2000             1999
                                                       --------------    --------------
                  GCI Class A and Class B common
                   stock                              $  29,568,888        15,006,451
                                                       ==============    ==============

         The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated
         (depreciated) in value during the years ended December 31, as follows:
                                                                    Years ended December 31,
                                                       --------------------------------------------------
                                                            2000              1999             1998
                                                       --------------    --------------   ---------------
                  Common stock                        $  8,803,758           573,586        (6,393,201)
                  Mutual funds                            (570,926)          517,748           292,975
                                                       --------------    --------------   ---------------
                                                      $  8,232,832         1,091,334        (6,100,226)
                                                       ==============    ==============   ===============

 (7)     Nonparticipant-directed Investments
         The GCI Class A and Class B common stock contributed to the Plan by the employer are nonparticipant-directed investments. The following information about the net assets and the



                                       11                            (Continued)

                           GENERAL COMMUNICATION, INC
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
                          Notes to Financial Statements

         significant components of the changes in net assets includes all GCI Class A and Class B common stock contributed to the Plan by both employees and the employer:

                                                                 December 31,
                                                            2000              1999
                                                       --------------    --------------
                  Net assets:
                    Common stock                      $  29,568,888        15,006,451
                                                       ==============    ==============

                                                                   Years ended December 31,
                                                       -------------------------------------------------
                                                            2000              1999             1998
                                                        --------------   --------------    --------------
                  Changes in net assets:
                    Contributions                     $  5,544,448         4,656,637         3,931,974
                    Net appreciation (depreciation)     10,144,230            69,817        (6,428,955)
                    Employee withdrawals                (1,194,872)       (1,185,104)         (463,514)
                    Transfers to (from)
                      participant-directed
                      investments                           68,631              (326)          212,930
                                                       --------------    --------------    --------------
                                                      $ 14,562,437         3,541,024        (2,747,565)
                                                       ==============    ==============    ==============

(8)      Income Taxes
         The Plan is qualified under Section 401(a) of the Code pursuant to a favorable tax determination letter dated February 23, 2001 obtained from the Internal Revenue Service ("IRS"). The trust established pursuant to the Plan is, therefore, exempt from taxation under Section 501(a) of the Code.

(9)      Reconciliation of Financial Statements to Form 5500

         The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:
                                                                 December 31,
                                                            2000              1999
                                                       --------------    --------------
                  Net assets available for plan
                    benefits per the financial
                    statements                        $  35,591,007        22,012,565
                  Less:  accrued participant
                    withdrawals                             (47,545)          (41,553)
                                                       --------------    --------------
                    Net assets available for plan
                       benefits per Form 5500         $  35,543,462        21,971,012
                                                       ==============    ==============


                                       12                            (Continued)

                           GENERAL COMMUNICATION, INC
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
                          Notes to Financial Statements

         The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                     Years Ended December 31,
                                                       -------------------------------------------------
                                                             2000              1999             1998
                                                       --------------     -------------    --------------
                  Benefits paid to participants per
                    the financial statements           $ 1,399,531         1,527,547           594,190
                  Add:  accrued participant
                    withdrawals                             47,545            41,553               ---
                                                       --------------     -------------    --------------
                    Benefits paid to participants
                       per Form 5500                   $ 1,447,076         1,569,100           594,190
                                                       ==============     =============    ==============

                                                                                                     Supplemental Schedule I

                                               GENERAL COMMUNICATION, INC.
                                          QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

                                 Schedule of Assets Held for Investment Purposes at End of Year

                                                   December 31, 2000
                                                                                                                (e) Current
  (a)              (b) Identity of Issue             (c) Description of Investment           (d) Cost              Value
------       ---------------------------------    ----------------------------------    ------------------    ---------------
             Common Stock:
*            General Communication, Inc           4,224,127 shares of Class A and
                                                    Class B common stock                $  20,561,244 ***    $     29,568,888
*            WorldCom                             27,392 shares of common stock            **                         385,182
             AT&T                                 10,760 shares of common stock            **                         185,618
                                                                                                              ---------------
                                                                                                                   30,139,688
             Common / Collective Trust:
             Merrill Lynch Retirement
               Preservation Trust                 228,070 units                            **                         228,069
                                                                                                              ---------------
             Mutual fund investments:
             Alger Growth Retirement Portfolio    403 shares                               **                           5,826
             Mercury Total Return Bond Fund       28,270 shares                            **                         354,502
             Oakmark Select Fund                  457 shares                               **                           9,875
             Dreyfus Founders Discovery Fund      969 shares                               **                          33,707
             Merrill Lynch Basic Value Fund       25,585 shares                            **                         837,126
             PIMCO Innovation Fund                1,227 shares                             **                          50,510
             Van Kampen Aggressive Growth Fund    13,624 shares                            **                         302,856
             Merrill Lynch S&P 500 Index Fund     29,688 shares                            **                         480,347
             State Street Research Aurora Fund    29,341 shares                            **                         819,503
             AIM International Equity Fund        26,344 shares                            **                         505,537
             Oppenheimer Quest Balanced Value
               Fund                               31,422 shares                            **                         508,724
                                                                                                              ---------------
                                                                                                                    3,908,513
3
             Participant loans                    Interest bearing at 9.71% - 11.50%       ---                        536,638
                                                                                                              ---------------
                                                                                                             $     34,812,908
                                                                                                              ===============
*     Party-in-interest
**    Not required for participant-directed investments
***   Partially nonparticipant-directed investment, see note 7 included in the accompanying Notes to Financial Statements.

See accompanying independent auditors' report.


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

                                                                                                            Supplemental Schedule II

                                                GENERAL COMMUNICATION, INC.
                                           QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

                                            Schedule of Reportable Transactions

                                               Year Ended December 31, 2000
                                                                                                       (h) Current
                                                                                                         Value of
                                                                                                         Asset on
  (a) Identity of       (b) Description of      (c) Purchase        (d) Selling      (g) Cost of       Transaction      (i) Net Gain
   Party Involved              Asset                Price              Price            Asset              Date             (Loss)
-------------------    --------------------    --------------     --------------    --------------    --------------    ------------
Series of
 transactions:
    GCI                Class A common stock    $   2,465,444      $          ---    $    2,465,444    $    2,465,444    $        ---


See accompanying independent auditors' report.


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
                                                                         Exhibit


                         CONSENT OF INDEPENDENT AUDITORS



The Plan Trustees
General Communication, Inc. Qualified
 Employee Stock Purchase Plan


We consent to incorporation by reference in the Form S-8 Registration Statement (No. 33-87639) of our report dated June 15, 2001 related to the statements of net assets available for plan benefits of General Communication, Inc. Qualified Employee Stock Purchase Plan as of December 31, 2000 and 1999 and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2000, which report appears in the December 31, 2000 annual report on Form 11-K of General Communication, Inc. Qualified Employee Stock Purchase Plan.




                                                    /s/
                                                    KPMG LLP


Anchorage, Alaska
June 15, 2001

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



                                         GENERAL COMMUNICATION, INC.
                                         QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

            Signature                      Title                 Date
---------------------------------- ---------------------- -------------------

/s/                                Plan Administrator     June 18, 2001
Alfred J. Walker



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